Filed by Hanover Compressor Company
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Iliad Holdings, Inc.
Commission File No. 333-141695
[The following is a transcript of a video presented to Hanover employees on June 4, 2007]
Snider/Jackson Video Update — Merger and Name
Stephen Snider
Hello. I’m Steve Snider, President and CEO of Universal Compression.
John Jackson
Hello. I’m John Jackson, President and CEO of Hanover Compressor Company.
Stephen Snider
John and I want to take a few minutes to bring you up to date on the proposed merger of our companies and share with you the new name of our combined company.
We wish we could present this message to you in person, but with the size of our two companies — with over 11,000 employees in nearly 30 countries worldwide — we’re providing this message by video to reach everyone as quickly as possible.
As we have emphasized since our initial announcement, this is a merger of equals. We have an opportunity to bring together two outstanding companies, both of which are recognized as leaders in our industry.
We believe that the combination of our two companies will create an even stronger global leader in our industry and will better position us to compete around the world and bring value to our customers.
John and I both appreciate the significance of the merger activities, and the importance for us to keep you updated.
John Jackson
As you can imagine, since our announcement on February fifth, both of our organizations have been very busy.

Some of our key accomplishments to date include announcing senior staff members for the new company post-merger, who will come from both companies.
We have formed various task forces that consist of members from both companies. For example, we have a branding task force that led the effort to develop the name for the new company. We’ll tell you about the new name later in this video.
A communications task force is providing the employees of both companies with updates of the merger process. This is being done through our respective corporate intranet sites, newsletters, frequently asked questions, and other communications. We’re also addressing questions that are submitted by our employees to the companies’ respective dedicated merger email address.
The information technology task force headed up the effort to analyze the companies’ enterprise resource planning systems, ultimately recommending that the new company use the Oracle system after the merger. The IT task force continues to analyze and attempt to anticipate the new company’s IT needs post-merger.
The real estate task force is evaluating options for the new company’s headquarters after the merger.
We also have named McKinsey and Company as our merger consultant. They are guiding us through the integration planning process.
One of Steve’s and my favorite activities related to the proposed merger has been our many joint visits to both companies’ field locations. In the past two months, Steve and I, along with other members of our management teams, traveled to 35 cities in 11 countries, visiting with each company’s employees. We’ve really enjoyed meeting face-to-face with employees to discuss the proposed merger.
Stephen Snider
We are pleased to tell you that the proposed merger continues to proceed on track. We are working hard toward gaining the approvals necessary to close the merger so that we can reach our ultimate goal of creating a top-tier energy services company.
We continue to work with the Department of Justice as they continue their antitrust review of the transaction. Although there is still much to be done, we still expect the merger to close during the third quarter of this year.
We remain confident this merger will be of great benefit to you and your families, our valued customers, shareholders, strategic suppliers and the communities where we work.
John Jackson
As we continue on this journey, we are excited about the strengths and opportunities for our combined companies. This merger will allow us to compete more effectively in the global energy services market.
Stephen Snider
That’s right John. There are three primary and compelling reasons for the merger:
First of all, we have the opportunity for significant operating synergies. We both operate in many of the same locations and perform many of the same activities for the same customers. We can utilize our larger scale to become a more efficient operation.
Second, the combined company will have a greater international reach and a much broader product and service diversification than either company would have by itself. Our global footprint will indeed be impressive. We will be better positioned to become a global company serving markets and customers around the world.
And third, we combine these strengths with the opportunity to contribute over four million horsepower of combined US contract compression into our recently created Master Limited Partnership (MLP). The MLP can generate substantial cash that the combined company can use to fund our growth, perhaps including future acquisitions.

So how does the proposed merger benefit you and what opportunities will there be for you? We believe that you will gain in the area of personal growth and professional development and training. With our combined companies, employees will be able to experience a broader variety of challenging, alternative career paths and opportunities in the new organization. Employees will benefit from being valued team members of a combined, strong company that will be focused on growing our business — and that’s good news for everyone.
We are confident that the future is very bright for our dedicated employees who are always committed to doing their best.
John Jackson
And our other key stakeholders — such as customers and shareholders — will benefit from this proposed merger, too.
As we see it, customers will gain through improved operating efficiencies and reliability, as well as a broader and deeper array of experienced and skilled technicians and service specialists who can serve our customers’ growing needs. We know that our customers will gain from having a stronger team committed to their success.
Shareholders will benefit from the size of our combined companies and diversification of our business line. The merger should also give us improved access to capital markets so that we can profitably grow our business. Our goal will be to deliver long-term value to shareholders.
Stephen Snider
Not surprisingly, one of the most frequently asked questions that John and I have heard from our employees over the last several months is: “What will our new name be after the merger closes?” At each company location, this one is always asked.
Let me tell you about the work we’ve done to determine our new name.
Working with a corporate identity firm as well as the Core Project Team and the Executive Steering Committee, the naming and branding task force,

consisting of both Hanover and Universal members, undertook a comprehensive name candidate review process.
And, we knew early on that we did not want to follow down the path of creating a “hybrid’ name of Universal and Hanover.
Nor did we see value in having a descriptive word such as ‘compressor’ in the name since both companies are involved in more than just compressors.
The task force began with a list of 1,500 prospective names, and eventually narrowed the field of choices down to 10 options. The task force then solicited input on these 10 options from a combined 400+ employees at both companies, as well as many customers. Their input was invaluable.
These 10 finalists also underwent rigorous legal research and linguistic screening.
After compiling and analyzing the research results, the top new name candidate was selected by the task force and approved by the Core Project Team, the Executive Steering Committee and the boards of directors of both companies.
And now we want to share this new name with you.
Our merged company will be called — Exterran.
The name, Exterran stems from words meaning “from the earth” and we believe this reflects the nature of the energy industry which we proudly serve.
We believe this name demonstrates the action, strength and global reach and footprint that will be found in our new company post-merger.
Exterran is both the new company’s name and logo. The logo’s primary colors of blue and black represent the two principal energy sources — natural gas and crude oil — that are the primary focus of our customer base.
The arching “x” represents the expanded global reach of Exterran as we leverage the combined strengths of both companies to provide a world of opportunity for our employees, customers and shareholders.

The arch also demonstrates that we are uniting under one name that mirrors the strength, arena of influence and breadth of product offering of the combined companies.
John Jackson
Our new name and logo symbolize the fresh, forward-looking attitude of our new company. I also see the name and logo as contemporary and innovative — reflecting the vitality of the combined companies.
The selection of our new name marks an important milestone in our merger activities. As Steve said earlier, we’re making great strides in completing the merger, but we’ve got a lot of work ahead of us.
As the integration planning process moves forward and more information becomes available to share, we will publish it in print and on both companies’ Intranet sites.
We also invite you to continue to send questions about the proposed merger to each company’s special email address for merger-related topics.
Stephen Snider
We are very excited about the bright future of our new company following the completion of the merger.
Exterran will provide its customers with a world of energy solutions through a comprehensive products and services portfolio backed by the combined strength of our two companies.
In the meantime, please remember that until we close this proposed merger, both companies remain strong competitors in the marketplace and we ask you to continue to compete.
And, as always, we ask that you continue your commitment to work safely, and continue delivering the highest quality of service to customers and superior performance for shareholders.

Thank you for your time, and we look forward to keeping you updated on our progress.
Forward-Looking Statements
All statements in this announcement other than historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside Hanover’s control, which could cause actual results to differ materially from such statements. Forward-looking information includes, but is not limited to, statements regarding whether and when the transactions contemplated by the merger agreement between Universal and Hanover will be consummated. Among the factors that could cause results to differ materially from those indicated by those forward-looking statements are the result of the review of the proposed merger by various regulatory agencies and any conditions imposed on the new company in connection with consummation of the merger; failure to receive the approval of the merger by the stockholders of Hanover and Universal and the satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement. These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in Hanover’s Annual Report on Form 10-K for the year ended December 31, 2006, as amended, and those set forth from time to time in Hanover’s filings with the Securities and Exchange Commission, which are available through Hanover’s website www.hanover-co.com. Hanover expressly disclaims any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events, or otherwise, except as required by law.
Additional Information
In connection with the proposed merger of Universal Compression Holdings, Inc. and Hanover Compressor Company, a registration statement of the new company, Iliad Holdings, Inc., which includes preliminary proxy statements of Universal and Hanover, and other materials, has been filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, WHICH IS AVAILABLE NOW, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER MATERIALS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT UNIVERSAL, HANOVER, ILIAD HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus when it is available and other documents containing information about Universal and Hanover, without charge, at the SEC’s web site at www.sec.gov, Universal’s web site at www.universalcompression.com, and Hanover’s web site at www.hanover-co.com. Copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and the SEC filings that are and will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Universal Compression Holdings, Inc., 713-335-7000 or to Investor Relations, Hanover Compressor Company, 832 554-4856.
Participants in Solicitation
Universal and Hanover and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the merger. Information about these persons can be found in Universal’s Annual Report on Form 10-K, as amended by Amendment No. 1, as filed with the SEC on March 1, 2007 and April 30, 2007, respectively, and in Hanover’s Annual Report on Form 10-K, as amended by Amendment No. 1, as filed with the SEC on February 28, 2007 and April 30, 2007, respectively. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger is included in the preliminary proxy statement/prospectus that has been filed with the SEC and will be included in the definitive proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.